Mail Stop 6010

June 8, 2006

Via Facsimile and U.S. Mail

Patrick J. O'Leary
Executive Vice President, Treasurer and Chief Financial Officer
SPX Corporation
13515 Ballantyne Corporate Place
Charlotte, NC 28277

>   **Re: SPX Corporation**
>   **Form 10-K dated December 31, 2005**
>   **Filed March 16, 2006**
>   **Form 8-K dated March 1, 2006**
>   **File No. 1-6948**

Dear Mr. O'Leary:

        We have reviewed your filing and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Patrick J. O'Leary
SPX Corporation
June 8, 2006
Page 2

Form 10-K for the year ended December 31, 2005

Item 7. Management's Discussion and Analysis, page 19

Executive Overview, page 19

1.   We note on page 67 that you "will continue to monitor impairment indicators
        across [your] reporting units, including, but not limited to, Air Filtration, Dock
        Products, Contech, Dehydration and Waukesha Electric Systems." Please clarify
        to us and revise in future filings to provide a discussion in MD&A those trends,
        positive or negative, that may exist in these reporting units that may impact their
        results. Also, please consider revising your critical accounting policies to discuss
        how a change in certain assumptions and estimates used in your impairment
        analysis may impact the test. Please refer to SEC Release 33-8350, entitled
        "Commission Guidance Regarding Management's Discussion and Analysis of
        Financial Condition and Results of Operations."

2.   Please tell us and revise in future filings to provide in MD&A and footnote 8 to
        the financial statements a description of the facts and circumstances leading to the
        impairment you recorded in Air Filtration and Dock Products reporting units.
        These disclosures should be made in future filings, where applicable. Refer to the
        guidance in paragraphs 46 (a) and 47 (a) of SFAS 142.

Critical Accounting Policies and Use of Estimates, page 38

3.   You state on page 86 that you are primarily self-insured for workers'
        compensation, automobile, product and general liability and health costs and you
        have provided adequate accruals for these self-insurance reserves. In this regard,
        please consider revising your critical accounting policies to provide a discussion
        of the significant assumptions made and estimates used by management in
        developing the estimate of your liability for self-insurance reserves, including the
        incurred claims but not yet reported portion. Your discussion should include
        those factors considered by management when making these determinations.

Item 8. Financial Statements and Supplementary Data, page 42

Note 1 - Summary of Significant Accounting Policies, page 48

-Revenue Recognition, page 48

4.   In future filings, disclose the nature of program incentives and rebates you offer
        to your customers and your accounting policy for such items.

Note 5 – Business Segment Information, page 58

5.   We note your disclosures that beginning in the first quarter of 2005 you operated
        in three primary business segments consisting of Flow Technology, Test and
        Measurement and Thermal Equipment and Services and that "each of the
        remaining businesses within [your] portfolio generally represent North American
        focused industrial operations that lack global scale and will not likely be the focus
        of acquisition growth" and that "these businesses have been aggregated into a
        fourth segment identified as Industrial Products and Services." You further state
        that this fourth segment includes businesses that manufacture and market power
        systems, loading dock products, die castings and filters primarily for the
        automotive industry and television broadcast antenna systems, among others. We
        note that the revenues of this fourth segment totaled $1.2 billion, the second
        largest segment and 34% of your total consolidated revenue for 2005. Please tell
        us in sufficient detail how you evaluated paragraphs 17 through 20 of SFAS 131
        as it relates to the aggregation of the businesses within the Industrial Products and
        Services segment. Please include in your response a discussion of the factors
        outlined in items (a) through (e) of paragraph 17 of SFAS 131. Please also tell us
        how you considered the guidance in EITF 04-10 which is an interpretation of the
        aggregation criteria of paragraph 17 when determining whether operating
        segments that do not meet the quantitative thresholds may be aggregated in
        accordance with paragraph 19.

Note 9 – Investment in Joint Venture, page 67

6.   We note your disclosure that your investment in EGS was $81.3 less than your
        proportionate share of EGS' net assets at December 31, 2005 and that this amount
        represents the difference in your share of the joint venture's goodwill. Please
        revise future filings to disclose how you are accounting for this difference in
        accordance with paragraph 20(a)(3) of APB 18.

Note 14 – Commitments and Contingent Liabilities, page 84

7.   You state in a General section of this footnote that you have accruals totaling
        $344.1 million and $350.5 million at December 31, 2005 and 2004, respectively.
        Your disclosure here appears vague and confusing. It is unclear from your
        disclosure the specific components of this liability and where it is reflected in the
        consolidated balance sheets.   Please tell us and revise in future filings to
        specifically disclose the nature of the accrual, the specific amount recorded for
        litigation, environmental and self-insurance and where such amounts are recorded
        in the consolidated balance sheets.   We may have further comment after
        receiving your response.

8.   In this regard, please tell us and revise future filings to provide disclosure of
        environmental remediation costs as required by SAB Topic 5Y. Specifically,
        please disclose the nature of the costs involved, the total anticipated cost, the total
        costs accrued to date, the balance sheet classification of accrued amounts, and the
        range or amount of reasonably possible additional losses.

Note 15 – Shareholders' Equity, page 87

9.   We note in December 2004 four members of executive management team elected
        to voluntarily surrender outstanding stock options to purchase 2.5 million shares
        of common stock. Further, we note these stock options would vest in their
        entirety in August 2005.   Tell us if you have given any form of consideration to
        these employees to compensate them for terminating these options that were
        previously granted to compensate them for services previously provided.

Form 8-K Dated March 1, 2006

10.   We note that you present a non-GAAP measure of pro forma earnings per share.
        We have the following comments:

        •   Please note that the pro forma terminology has very specific meaning in
            accounting literature, as indicated by Article 11 of Regulation S-X. In future
            filings, please revise your presentation to omit the pro forma terminology
            when referring to your non-GAAP information.

        •   In the reconciliation of this non-GAAP measure, you start with "diluted
            GAAP EPS from continuing operations." However, it appears that you are
            actually starting with total GAAP EPS, including continuing operations and
            discontinued operations. Please revise in future filings to clarify the starting
            point of your reconciliation. In this regard, if you elect to start with GAAP
            EPS from continuing operations, you should remove the reconciling item for
            income from discontinued operations.

        •   Please tell us and revise future filings to explain the adjustments for
            "normalized tax rate (40%)", "projected share count (64m)" and "normalized
            interest expense ($9m – Q4; $37m – FY)." Tell us why you believe it is
            appropriate to include adjustments in your non-GAAP financial measure for
            these items. Please also tell us and revise future filings to show how the
            adjustment is calculated. Please note that the reconciliation should detail each
            item that is included or excluded in the most directly comparable GAAP
            measure that is being excluded in the non-GAAP measure.

- Please revise the discussion of the non-GAAP earnings per share figure in your Form 8-K under Item 2.02 to more clearly describe the usefulness of this non-GAAP measure. You state that the measure excludes items that are non-recurring in nature. Please tell us and revise your disclosure in future filings to discuss the manner in which management uses the measure to conduct or evaluate the business, the economic substance behind managements decision to use this measure, the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, the manner in which management compensates for these limitations when using the non-GAAP financial measure; and the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors. Please refer to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 available on our website at www.sec.gov.

- You also state that the non-GAAP EPS figure excludes items that are "not an accurate reflection of the underlying growth of the company." Please explain in greater detail what this statement means. Please tell us and revise future filings to explain which items are being excluded for this reason and why.

* * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Vaughn, Staff Accountant, at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Michele Gohlke
Branch Chief